18006713

ON

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

OMB APPROVAL	
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SEC Mail Processing Section

MAR 05 2018

Washington DC 408

SEC FILE NUMBER
8- 67375

66365

8-66565

RMS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chessiecap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7911 Sherwood Avenue
(No. and Street)

Towson	**MD**	**21204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Schmidt **(410) 952-2789**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, **Douglas Schmidt**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chessiecap Securities, Inc., as

of **December 31**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO + Executive Representative

Title

Notary Public

MEISHA PITTMAN
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
My Commission Expires 08-14-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CHESSIECAP SECURITIES, INC.
Financial Statements
December 31, 2017
With
Report of Independent Registered
Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chessiecap Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chessiecap Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2003.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CHESSIECAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	44,476
Accounts receivable		9,395
Prepaid expenses and other assets		3,868
Total Assets	$	57,739

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	8,240
Total Liabilities		8,240
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 5,000 shares authorized; 1,000 shares issued and outstanding		10
Paid-in capital		119,728
Retained earnings (deficit)		(70,239)
Total Stockholder's Equity		49,499
Total Liabilities and Stockholder's Equity	$	57,739

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES	
Investment banking	$ 418,402
EXPENSES	
Employee compensation and benefits	320,833
Communications	11,188
Occupancy	3,900
Other operating expenses	56,277
Total expenses	392,198
NET INCOME	$ 26,204

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	26,204
Adjustments to reconcile net income to net cash provided by operations:		
Increase in accounts receivable		(1,128)
Increase in prepaid expenses and other assets		(225)
Increase in accounts payable		5,210
NET CASH PROVIDED BY OPERATING ACTIVITIES		30,061
NET INCREASE IN CASH AND CASH EQUIVALENTS		30,061
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		14,415
End of year	$	44,476

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common Stock	Paid-In Capital	Retained (Deficit)	Total
Balance, December 31, 2016	$ 10	$ 119,728	$ (96,443)	$ 23,295
Net income			26,204	26,204
Balance, December 31, 2017	$ 10	$ 119,728	$ (70,239)	$ 49,499

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Chessiecap Securities, Inc. (the "Company"), a Maryland corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in April 2004 and is a wholly-owned subsidiary of Chessiecap, Inc. ("Parent").

The Company's customers are located primarily in the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Revenue: Revenue consists of advisory and retainer fees, which are recognized as earned, as well as transaction fees from mergers and acquisitions and other advisory assignments, which are generally earned and recognized only upon successful completion of client engagements.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Office Equipment: Office equipment and purchased software is being depreciated on a straight-line basis over an estimated useful lives of five and three years, respectively.

Income Taxes: The Company is included in the consolidated S corporation federal income tax return filed by its Parent, pursuant to an election to be a Qualified S corporation subsidiary. Therefore the income or losses of the Company flow through to its Parent and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $36,236, which was $31,236 in excess of its required net capital of $5,000 and its Ratio of aggregate indebtedness to net capital was .23 to 1.0.

NOTE C – CONCENTRATIONS

Approximately 60% of the investment banking revenues were earned from four clients during 2017.

NOTE D – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHESSIECAP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL:

Total stockholder's equity	$ 49,499
Less non-allowable assets:	
Accounts receivable	9,394
Prepaid expenses and other assets	3,868
	(13,262)
Net capital before haircuts	36,236
Less haircuts	-
Net capital	36,236
Minimum net capital required	5,000
Excess net capital	$ 31,236
Aggregate indebtedness	$ 8,240
Minimum net capital required on aggregate indebtedness	$ 549
Ratio of aggregate indebtedness to net capital	.23 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in Part IIA of the Form X-17a-5 and net capital as reported above.

CHESSIECAP SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chessiecap Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chessiecap Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chessiecap Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Chessiecap Securities, Inc. stated that Chessiecap Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chessiecap Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chessiecap Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Chessiecap

Chessiecap Securities, Inc.
3 Bethesda Metro Center
Suite 700
Bethesda, Maryland 20814

BROKER DEALERS ANNUAL EXEMPTION REPORT

Chessiecap Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Chessiecap Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Douglas M. Schmidt
Partner and Executive Representative
January 8, 2018